

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Doug Bayerd
Chief Financial Officer
Marlin Technology Corp.
338 Pier Avenue
Hermosa Beach, CA 90254

> **Re: Marlin Technology Corp.**
> **Amendment No. 1 to Form S-1 filed December 18, 2020**
> **File No. 333-250935**

Dear Mr. Bayerd:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

S-1/A filed December 18, 2020

Exhibits

1.   We note that the consent of your independent registered public accounting firm, included as Exhibit 23.1, references their report dated November 24, 2020. However, the audit report on page F-2 is dated December 17, 2020. Please obtain and file an updated consent that references the correct report date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction